SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULES 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No.  )*

                            OneTravel Holdings, Inc.
                            ------------------------
                                (Name of Issuer)

                     Common Stock, $0.04 par value per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    749328100
                                    ---------
                                 (CUSIP Number)

                               Todd Turall, Esq.
                          c/o SF Capital Partners Ltd.
                             3600 South Lake Drive
                             St. Francis, WI 53235
                                 (414) 294-7000
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  June 24, 2005
                                  -------------
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

  Michael A. Roth and Brian J. Stark, as joint filers pursuant to Rule 13d-1(k)
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]
                                                          (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

     OO
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
                                                               [  ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
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NUMBER OF      7    SOLE VOTING POWER

SHARES              0
               --------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            7,636,363 shares of Common Stock
               --------------------------------------------------------------
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           0
               --------------------------------------------------------------
PERSON         10   SHARED DISPOSITIVE POWER

WITH                7,636,363 shares of Common Stock
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,636,363 shares of Common Stock
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                   [ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.7%
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14   TYPE OF REPORTING PERSON*

     IN
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
Item 1.  Security and Issuer.

This Schedule 13D relates to shares of Common Stock, $0.04 par value per share (the "Common Stock") of OneTravel Holdings, Inc. (the "Issuer"). The principal executive office of the Issuer is 6836 Morrison Boulevard, Suite 200, Charlotte, NC 28211.

Item 2.  Identity and Background.

(a) This Schedule 13D is filed on behalf of Michael A. Roth and Brian J. Stark (collectively, the "Reporting Persons").

(b) The principal place of business of the Reporting Persons is 3600 South Lake Drive, St. Francis, WI 53235.

(c) See Item 5.

(d) Neither of the Reporting Persons has, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither of the Reporting Persons has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which any of them became or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Persons are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

SF Capital (as defined below) utilized its available net assets to purchase the securities referred to in this Schedule. The total amount of the funds to make the purchases described in Item 5 was $3,000,000.

Item 4.  Purpose of Transaction.

The Reporting Persons intend to continue to evaluate the performance of their Common Stock as an investment in the ordinary course of business.

Item 5.  Interest in Securities of the Issuer.

(a)(b) The Reporting Persons currently beneficially own an aggregate of 7,636,363 shares of Common Stock, or 20.7% of the outstanding shares of Common Stock of the Issuer, which the Company has indicated in its Form 10-Q for the period ended March 31, 2005 to be 29,219,112 shares as of April 28, 2005, plus 5,454,545 shares of Common Stock issuable upon conversion of the Series C Convertible Preferred Stock and 2,191,818 shares of Common Stock issuable upon exercise of warrants held by the Reporting Persons. The Series C Convertible Preferred Stock will automatically convert into the Issuer's Common Stock twenty one trading days after the effectiveness of a reverse stock split which the Issuer has publicly disclosed it expects will occur on or about July 5, 2005. Pursuant to Exchange Act Rule 13d-3(d)(1)(i), for purposes of determining how many of the Issuer's shares of Common Stock are outstanding, the Reporting Persons are only allowed to include the shares of Common Stock issuable upon conversion of shares of Series C Convertible Preferred Stock beneficially owned by them, they may not include the shares of Common Stock issuable upon conversion of all other Series C Convertible Preferred Stock in the class. The Reporting Persons currently beneficially own 20.7% of the outstanding shares of Common Stock of the Issuer, however, upon the automatic conversion of all Series C Convertible Preferred Stock to Common Stock, if such automatic conversion were to occur today, the Reporting Persons would beneficially own approximately 8.7% of the Issuer's Common Stock.

All of the foregoing represents securities held directly by SF Capital Partners Ltd. ("SF Capital"). The Reporting Persons are the Managing Members of Stark Offshore Management, LLC ("Stark Offshore"), which acts as investment manager and has sole power to direct the management of SF Capital. Through Stark Offshore, the Reporting Persons possess voting and dispositive power over all of the foregoing shares. Therefore, for the purposes of Rule 13d-3 under the Exchange Act, the Reporting Persons may be deemed to be the beneficial owners of, but hereby disclaim such beneficial ownership of, the foregoing shares.

(c)(d)(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 - Joint Filing Agreement.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   July 1, 2005

                                /s/ Michael A. Roth
                                --------------------------------
                                Michael A. Roth


                                /s/ Brian J. Stark
                                --------------------------------
                                Brian J. Stark

                                                                      Exhibit 1

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to 7,636,363 shares of Common Stock of OneTravel Holdings, Inc. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

     The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

     IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on July 1, 2005.

                                /s/ Michael A. Roth
                                --------------------------------
                                Michael A. Roth


                                /s/ Brian J. Stark
                                --------------------------------
                                Brian J. Stark